Exhibit 99.2

THOMSON REUTERS CORPORATION

SUPPLEMENTAL BUSINESS AND SEGMENT INFORMATION

(millions of U.S. dollars, except for per share data and as otherwise indicated)

This supplemental schedule provides 2018 financial information as previously reported and as revised to reclassify certain revenues and expenses between the third and fourth quarters. These immaterial revisions, which had no impact to the company’s full-year 2018 audited financial statements, are highlighted in yellow. Please see the “Revision of Prior-Period Financial Statements” section on page 8 of the company’s news release dated October 31, 2019, “Thomson Reuters Reports Third-Quarter 2019 Results” for further information.

	2018- PREVIOUSLY REPORTED					2018- AS REVISED
	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year
Revenues
Legal Professionals	$585	$593	$596	$599	$2,373	$585	$593	$595	$600	$2,373
Corporates	329	296	298	315	1,238	329	296	298	315	1,238
Tax Professionals	217	176	153	248	794	217	176	149	252	794
Reuters News	72	72	71	155	370	72	72	71	155	370
Global Print	177	174	174	203	728	177	174	171	206	728
Eliminations	(1)	—	—	(1)	(2)	(1)	—	—	(1)	(2)

Total revenues	$1,379	$1,311	$1,292	$1,519	$5,501	$1,379	$1,311	$1,284	$1,527	$5,501

Revenue growth
Legal Professionals	4%	4%	4%	3%	4%	4%	4%	4%	3%	4%
Corporates	6%	3%	4%	5%	4%	6%	3%	4%	5%	4%
Tax Professionals	5%	5%	-1%	4%	4%	5%	5%	-4%	5%	4%
Reuters News	-3%	-2%	-4%	109%	25%	-3%	-2%	-4%	109%	25%
Global Print	-1%	-4%	-5%	-8%	-5%	-1%	-4%	-7%	-6%	-5%

Total reported revenue growth	4%	2%	2%	7%	4%	4%	2%	1%	8%	4%

Pre-fx revenue growth
Legal Professionals	3%	3%	5%	4%	4%	3%	3%	5%	4%	4%
Corporates	5%	3%	6%	6%	5%	5%	3%	6%	6%	5%
Tax Professionals	5%	7%	3%	7%	6%	5%	7%	3%	7%	6%
Reuters News	-7%	-5%	-4%	111%	24%	-7%	-5%	-4%	111%	24%
Global Print	-2%	-4%	-3%	-4%	-3%	-2%	-4%	-3%	-4%	-3%

Total Pre-fx revenue growth	3%	2%	3%	10%	4%	3%	2%	3%	10%	4%

Adjusted EBITDA
Legal Professionals	$191	$198	$206	$221	$816	$191	$198	$206	$221	$816
Corporates	111	95	102	87	395	111	95	105	84	395
Tax Professionals	80	41	34	118	273	80	41	32	120	273
Reuters News	8	8	5	6	27	8	8	5	6	27
Global Print	81	76	75	88	320	81	76	76	87	320
Corporate costs	(41)	(70)	(120)	(235)	(466)	(41)	(70)	(111)	(244)	(466)

Total adjusted EBITDA	$430	$348	$302	$285	$1,365	$430	$348	$313	$274	$1,365

Adjusted EBITDA margin
Legal Professionals	32.6%	33.5%	34.5%	36.8%	34.4%	32.6%	33.5%	34.6%	36.8%	34.4%
Corporates	33.8%	32.0%	34.3%	27.5%	31.9%	33.8%	32.0%	35.4%	26.5%	31.9%
Tax Professionals	37.1%	23.2%	21.7%	47.4%	34.3%	37.1%	23.2%	21.4%	47.4%	34.3%
Reuters News	11.3%	10.5%	8.2%	3.3%	7.2%	11.3%	10.5%	8.2%	3.3%	7.2%
Global Print	45.7%	43.8%	43.3%	43.3%	44.0%	45.7%	43.8%	44.2%	42.6%	44.0%

Total adjusted EBITDA margin	31.1%	26.6%	23.4%	18.8%	24.8%	31.1%	26.6%	24.4%	17.9%	24.8%

Adjusted earnings
Adjusted EBITDA	$430	$348	$302	$285	$1,365	$430	$348	$313	$274	$1,365
Depreciation and amortization	(128)	(129)	(120)	(133)	(510)	(128)	(129)	(120)	(133)	(510)
Interest expense	(78)	(81)	(82)	(19)	(260)	(78)	(81)	(82)	(19)	(260)
Income tax	(26)	(19)	(25)	(19)	(89)	(26)	(19)	(25)	(19)	(89)
Dividends declared on preference shares	(1)	—	(1)	(1)	(3)	(1)	—	(1)	(1)	(3)

Adjusted earnings	$197	$119	$74	$113	$503	$197	$119	$85	$102	$503

Adjusted earnings per share	$0.28	$0.17	$0.11	$0.20	$0.75	$0.28	$0.17	$0.12	$0.19	$0.75

Weighted average shares (in millions)	711.5	710.1	702.3	551.3	668.2	711.5	710.1	702.3	551.3	668.2
Total outstanding shares (in millions)					501.5					501.5

Total Cash Capex—Continuing	$179	$131	$110	$156	$576	$179	$131	$110	$156	$576
Capex—discontinued operations	108	138	116	—	362	108	138	116	—	362

Total Cash Capex	$287	$269	$226	$156	$938	$287	$269	$226	$156	$938

Free Cash Flow—Continuing	$29	$266	$157	$(94)	$358	$29	$266	$157	$(94)	$358
Free Cash Flow—discontinued operations	91	289	442	(73)	749	91	289	442	(73)	749

Free Cash Flow—Total	$120	$555	$599	$(167)	$1,107	$120	$555	$599	$(167)	$1,107

The above information contains certain non-IFRS measures, such as adjusted EBITDA and the related margin (other than at the segment level), free cash flow, adjusted EPS and revenue growth before the impact of foreign currency. Refer to the management’s discussion and analysis sections included in the company’s first quarter and second quarter 2019 interim reports, its 2018 Annual Report and the tables appended to the company’s news release dated October 31, 2019 (“Thomson Reuters Reports Third-Quarter 2019 Results”) for reconciliations to the most comparable IFRS measure and for definitions of our non-IFRS measures.

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented.

Posted on ir.thomsonreuters.com on October 31, 2019